

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2010

Mr. Michael Barth
Chief Financial Officer
Acorn Energy, Inc.
4 West Rockland Road
Montchanin, Delaware 19710

      RE: **Acorn Energy, Inc.**
              Form 10-K for the Year Ended December 31, 2009
              Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
              File No. 1-33886

Dear Mr. Barth:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              John Hartz
              Senior Assistant
              Chief Accountant